14046253

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2014

SEC FILE NUMBER
8- 51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrow Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue, Suite 203
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven G. Rubenstein (914) 251-1084 ext 12
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	NJ	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X KH 3/10

3/21/14

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arnhold Investment, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

NOTARY PUBLIC, STATE OF NEW YORK
NO. 60-8271015
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES ON MARCH 31, 2015

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

Public Report

ARROW INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2013

With Independent Auditors' Report

and

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3

Arrow Investments, Inc.
Table of Contents
December 31, 2013

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, NJ 08901
732.828.1614 . fax 732.828.5156

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland
Florida, and Colorado

Independent Auditors' Report

To the Stockholders,
Arrow Investments, Inc.

We have audited the accompanying statement of financial condition of Arrow Investments, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 5, 2014
New Brunswick, New Jersey

Arrow Investments, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Current assets		
Cash	$	16,472
Prepaid expenses		2,063
	$	18,535
Liabilities and Stockholders' Equity		
Current liabilities		
Due to related party	$	1,400
Income taxes payable		50
Total current liabilities		1,450
Stockholders' equity		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding		1
Additional paid-in capital		47,249
Accumulated deficit		(30,165)
Total stockholders' equity		17,085
	$	18,535

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Operations

Arrow Investments, Inc. (the "Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company receives commissions for acting as a Placement Agent for private equity offerings and records the related revenue and expenses on a trade-date basis.

Income Taxes
The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes represents a New York State corporation minimum tax surcharge. The Company files tax returns in the U.S. federal jurisdiction and one state. The Company incurred no interest or penalties, has no open years prior to 2010, and had no unrecognized tax benefits at December 31, 2013.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2013, the Company had net capital of $15,022 which exceeded the required net capital of $5,000 by $10,022. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was 0.0965 to 1.

4. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Concentrations

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Related Party Transactions

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The affiliate pays certain general and administrative expenses on behalf of the Company. At December 31, 2013 amount due to related party was $1,400. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2013, therefore, have been included in the statement of financial condition as current.

7. Commitments and Contingencies

The Company's overhead expenses are paid by an affiliate. The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

8. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 5, 2014, the date for which the financial statements were available to be released. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statement.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, NJ 08901
732.828.1614 . fax 732.828.5156

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholders,
Arrow Investments, Inc.

In planning and performing our audit of the financial statements of Arrow Investments, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be a material weakness, as defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 5, 2014
New Brunswick, NJ

WithumSmith+Brown, PC

AUDIT • TAX • ADVISORY